STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

            STOLT-NIELSEN S.A. PURCHASED 171,150 OF ITS COMMON SHARES

London, England - April 28, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announces that Stolt-Nielsen Transportation Group Ltd.
(SNTG), a 100% owned subsidiary of SNSA, purchased today 171,150 of SNSA Common Shares on the Oslo Stock Exchange at an average price of NOK 174.00 per share (approximately $28.29 at the current exchange rate). The shares were purchased in accordance with the repurchase program announced on August 25, 2005, authorizing Company to purchase up to $200 million worth of its Common Shares or related American Depositary Shares.

Accordingly, in conformity with applicable Oslo Stock Exchange requirements, we report that Stolt-Nielsen S.A., through its wholly-owned subsidiary, Stolt-Nielsen Transportation Group Ltd., after this transaction has the following ownership (in the aggregate) in Stolt-Nielsen S.A., whose Common Shares are secondarily listed on the Oslo Stock Exchange with primary listing (through ADS arrangements) in the United States:

Total number of Common Shares purchased: 171,150
Total number of Common Shares owned after purchase: 3,294,100
Percentage of issued shares of such class of shares following such purchase:
5.0%

Including today's purchases, the Company has purchased Common shares totaling approximately $103.9 million under the $200 million repurchase program announced on August 25, 2005.

All Common Shares purchased by SNTG are classified as non-voting shares held in Treasury and issued but not outstanding.

Any further buyback transactions will be disclosed through the disclosure system of the Oslo Stock Exchange, a press release, and on the Company's website at www.stolt-nielsen.com.

Contact:  Richard M. Lemanski
          U.S. 1 203 299 3604
          rlemanski@stolt.com

          Jan Chr. Engelhardtsen
          UK 44 20 7611 8972
          jengelhardtsen@stolt.com

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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